UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)

                            FOAMEX INTERNATIONAL INC.

                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   344123-10-4
                                 (CUSIP Number)

                           Philip N. Smith, Jr., Esq.
                       Trace International Holdings, Inc.
                                 375 Park Avenue
                                   11th Floor
                            New York, New York 10152
                                 (212) 230-0400

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 8, 1999

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

                                  SCHEDULE 13D

CUSIP No. 344123-10-4
1        Name of Reporting Person
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Trace International Holdings, Inc.
                  58-1080969
2        Check the Appropriate Box If a Member of a Group
                                                     a.  |x|
                                                     b.  |x|
3        SEC Use Only


4        Source of Funds  (See Instructions)
                  BK, 00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6        Citizship or Place of Organization

                    Delaware

                           7        Sole Voting Power
 Number of                                 4,474,753
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                 7,050,247
    Each
  Reporting                9        Sole Dispositive Power
   Person                                  4,474,753
    With
                           10       Shared Dispositive Power
                                           7,050,247

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                          11,525,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13       Percent of Class Represented By Amount in Row (11)
                                     46.1%

14       Type of Reporting Person  (See Instructions)
                                       CO

                                  SCHEDULE 13D

CUSIP No. 344123-10-4
1        Name of Reporting Person
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Trace Foam Sub, Inc.
                  13-3808758

2        Check the Appropriate Box If a Member of a Group
                                                     a.  |x|
                                                     b.  |x|

3        SEC Use Only

4        Source of Funds  (See Instructions)
                  00

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                       0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                 7,000,247
    Each
  Reporting                9        Sole Dispositive Power
   Person                                        0
    With
                           10       Shared Dispositive Power
                                           7,000,247

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                           7,000,247

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13       Percent of Class Represented By Amount in Row (11)
                                     28.0%

14       Type of Reporting Person  (See Instructions)
                                     CO

                                  SCHEDULE 13D

CUSIP No. 344123-10-4
1        Name of Reporting Person
                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Marshall S. Cogan

2        Check the Appropriate Box If a Member of a Group*

                                                     a.  |x|
                                                     b.  |x|

3        SEC Use Only

4        Source of Funds  (See Instructions)
                  PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6        Citizenship or Place of Organization

                  United States of America

                           7        Sole Voting Power
 Number of                                  703,334
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                       0
   Each
 Reporting                 9        Sole Dispositive Power
  Person                                   703,334
   With
                           10       Shared Dispositive Power
                                              0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            703,334

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                   |x|


13       Percent of Class Represented By Amount in Row (11)
                                                    2.8%

14       Type of Reporting Person  (See Instructions)
                                                    IN

                  This Amendment No. 13 to Schedule 13D is filed on behalf of Trace International Holdings, Inc. ("Trace Holdings"), Trace Foam Sub, Inc. ("Trace Foam Sub"), and Marshall S. Cogan, and amends and supplements the
Schedule 13D, dated December 14, 1993 (as amended, the "Schedule 13D"), as amended by Amendment No. 1 thereto filed on December 23, 1994, Amendment No. 2 thereto filed on March 6, 1995, Amendment No. 3 thereto filed on April 28, 1995, Amendment No. 4 thereto filed on August 28, 1997, Amendment No. 5 thereto filed on December 24, 1997, Amendment No. 6 thereto filed on March 16, 1998, Amendment No. 7 thereto filed on June 26, 1998, Amendment No. 8 thereto filed on July 21, 1998, Amendment No. 9 thereto filed on October 19, 1998, Amendment No. 10 thereto filed on November 6, 1998, Amendment No. 11 filed on November 23, 1998 and Amendment No. 12 thereto filed on December 15, 1998 and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Amendment No. 13 is being filed to report the termination of the Merger Agreement.

The Schedule 13D is hereby amended and restated in its entirety as follows:

Item 1.  Security and Issuer.

                  This statement relates to the Common Stock (the "Common Stock") of Foamex International Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1000 Columbia Avenue, Linwood, Pennsylvania, 19061.

Item 2.  Identity and Background.

                  (a), (b) and (c) This statement is filed by Trace International Holdings, Inc., a Delaware corporation ("Trace Holdings"), Trace Foam Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Trace Holdings ("Trace Foam Sub"), and Marshall S. Cogan (together with Trace Holdings and Trace Foam Sub, the "Reporting Persons"). Trace Holdings' principal business is that of a holding company. The principal business of Trace Foam Sub is to hold shares of Common Stock. Marshall S. Cogan's principal occupation is the Chairman, Chief Executive Officer and President of United Auto Group, Inc. and the Chairman and Chief Executive Officer of Trace Holdings. The principal office of each Reporting Person is 375 Park Avenue, New York, New York 10152.

                  Attached and incorporated herein by reference, are Schedules I and II, which set forth the names, principal business and principal business address of the directors and executive officers of Trace Holdings and Trace Foam Sub, respectively.

                  (d) None of the Reporting Persons, nor to the best of their knowledge, any entity or person with respect to whom information is provided in response to this Item has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the Reporting Persons, nor to the best of their knowledge, any entity or person with respect to whom information is provided in response to this Item has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Each individual with respect to whom information is provided in response to this Item is a citizen of the United States of America.

Item 3.  Sources and Amounts of Funds or Other Consideration

                  In connection with the public offering of 10,712,000 shares of the Issuer's common stock in 1993, on December 14, 1993, the partners in Foamex L.P. exchanged their partnership interests for Common Stock. Trace Foam acquired 8,152,324 shares of Common Stock in exchange for a portion of the general partner interest it held in Foamex L.P. Trace Holdings acquired 3,125,497 shares of Common Stock in exchange for the limited partner interest it held in Foamex L.P. and received 1,152,077 shares of Common Stock as a dividend from Trace Foam. Mr. Cogan received options to purchase 750,000 shares of Common Stock, pursuant to the Issuer's 1993 Stock Option Plan.

                  The Trace International Holdings, Inc. Retirement Plan for Salaried Employees (the "Trace Holdings Plan") acquired 10,000, 30,000, 2,500 and 7,500 shares of Common Stock on December 21, 23, 27 and 30, 1993, respectively, at prices ranging from $16.25 to $16.50 per share. See Item 4 hereof for a description of the investment in the Issuer by the Trace Holdings Plan.

                  From June 1994 to July 1996, Mr. Cogan acquired 400,000 shares of Common Stock for his own account with personal funds at prices ranging from $7.5521 to $12.125 per share.

                  In 1995, Trace Foam transferred 7,000,247 shares of Common Stock to Trace Foam Sub, a wholly-owned subsidiary, as a capital contribution to facilitate certain borrowings from Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as more fully described in Items 4 and 6 hereof.

                  Trace Holdings purchased 22,079 shares of Common Stock on January 10, 1996 for $7.875 per share.

                  On August 15, 1997, Trace Holdings entered into a Margin Loan Credit Agreement (the "Margin Loan Agreement") with The Bank of Nova Scotia (the "Bank"), the form of which is filed as Exhibit F hereto and is incorporated herein by reference. Pursuant to the terms of the Margin Loan Agreement, Trace Holdings was able to obtain term loans in an aggregate principal amount of $7,500,000 (the "Tranche A Loans") and term loans in an aggregate principal amount of $8,750,000 (the "Tranche B Loans," and together with the Tranche A Loans, the "Bank Loan"). Pursuant to the terms of the Margin Loan Agreement, Trace Holdings was permitted to borrow up to $15 million for the purpose of buying Common Stock and/or common stock of United Auto Group, Inc. (the "UAG Stock"); provided, however, that until the waiver of certain negative pledges on the UAG Stock held by Trace Holdings (the "UAG Pledge Event"), Trace Holdings was not permitted to use more than $10 million of the proceeds of the Bank Loan to purchase UAG Stock and no such purchase was permitted to be made after October 31, 1997. From August 1997 through December 1997, Trace Holdings used $2,107,721.18 of Bank Loan borrowings to purchase 175,100 shares of Common Stock at prices ranging from $9.74 to $13.0797. On December 24, 1997, Trace Holdings agreed not to make any future borrowings under the Bank Loan.

                  Pursuant to the terms of the pledge agreement, dated as of August 15, 1997, by and between Trace Holdings and the Bank, as amended by Amendment No. 1 to the Pledge Agreement, dated as of December 30, 1998, between Trace Holdings and the Bank, which pledge agreement and amendment are filed as Exhibit G hereto and incorporated herein by reference and Exhibit O hereto, respectively, the Tranche A Loans are secured by a first lien on all shares of UAG Stock acquired after the occurrence of the UAG Pledge Event and all shares of Common Stock (the "Pledged Shares") purchased with the proceeds of the Bank Loan and the Tranche B Loans are secured by a second lien on the Pledged Shares. Pursuant to the terms of a Security Agreement, the form of which is filed as Exhibit H hereto and incorporated herein by reference, the Tranche B Loans are secured by a first lien on the payments due (the "Management Fee") under the 21 Foam Management Agreement, dated as of October 13, 1992, as amended, between Foamex, L.P. and Trace Foam and the Tranche A Loans are secured by a second lien on the Management Fee.

Item 4.  Purpose of the Transaction.

                  (a)  Trace Holdings and Trace Foam Sub.

                  Trace Holdings acquired 4,277,574 shares of Common Stock and Trace Foam acquired 7,000,247 shares of Common Stock as part of the formation and capitalization of the Issuer (see Item 3 above). Trace Foam contributed its shares of Common Stock to Trace Foam Sub in the first quarter of 1995. On December 24, 1997, Trace Foam distributed its stock in Trace Foam Sub to Trace Holdings and thus, ceased to be the beneficial owner of any Common Stock as of such date. In addition, Trace Holdings and Mr. Cogan have purchased Common Stock on the open market. As a result of their ownership of an aggregate of approximately 48.9% of the Issuer's outstanding Common Stock, the Reporting Persons indirectly control the Issuer.

                  Trace Holdings and Trace Foam, among others, have exercised their right, contained in a registration rights agreement with Foamex, executed in connection with the capitalization of Foamex, to have their shares included in a registration statement for Common Stock of Foamex. This registration statement was declared effective by the Securities and Exchange Commission on December 13, 1994. Trace Holdings and Trace Foam Sub have pledged all of their shares of Common Stock to secure certain borrowings (See Item 6 hereof). Trace Holdings and Trace Foam Sub entered into these pledges to provide them with more flexibility in pursuing their investment strategy.

                  Pursuant to the terms of the Bank Loan and certain of its other Indebtedness, Trace Holdings is prohibited from acquiring additional shares of Common Stock.

                  Executive officers of Trace currently have one seat on the Issuer's seven-person Board of Directors, and the Reporting Persons may in the future seek to have their designees fill additional seats on the Issuer's Board of Directors.

                  The shares of Common Stock beneficially owned by Trace Holdings include 50,000 shares of Common Stock held in trust for the exclusive benefit of participants under the Trace Holdings Plan (see Item 5 hereof and 4(c) below).

                  On June 25, 1998, Trace Holdings, Trace Merger Sub, Inc. a Delaware corporation and a wholly-owned subsidiary of Trace Holdings ("Merger Sub"), and the Issuer entered into an Agreement and Plan of Merger (the "First Merger Agreement"). Pursuant to the terms of the First Merger Agreement, Merger Sub would have been merged with and into the Issuer (the "First Merger") and each share of Common Stock, other than Common Stock held by Trace Holdings and its subsidiaries, treasury shares, and Common Stock with respect to which appraisal rights would have been perfected, would have been converted into the right to receive $18.75 per share in cash. On November 5, 1998, Trace Holdings terminated the First Merger Agreement, pursuant to its terms, due to the failure of the financing condition.

                  On November 5, 1998, Trace Holdings, Merger Sub and the Issuer entered into a second Agreement and Plan of Merger (the "Second Merger Agreement"). Pursuant to the terms of the Second Merger Agreement, Merger Sub would have been merged with and into the Issuer (the "Second Merger") and each share of Common Stock, other than Common Stock held by Trace Holdings and its subsidiaries, treasury shares, and Common Stock with respect to which appraisal rights would have been perfected, would have been converted into the right to receive $12.00 per share in cash. Trace Holdings delivered a letter to the Issuer, dated January 8, 1999 (the "Notice of Termination"), terminating the Second Merger Agreement.

The Second Merger Agreement was terminated on the grounds that the financing condition was incapable of being satisfied. A copy of the Notice of Termination is filed as Exhibit N to this Schedule 13D.

                  Trace Holdings intends continuously to review its investment in the Issuer. In reaching any decision with respect to such investment, Trace Holdings will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer or Trace Holdings, other investment opportunities available to Trace Holdings and general economic and market conditions. Depending upon the results of its review of such factors, Trace Holdings may decide to acquire (on such terms and at such times as it considers desirable) additional equity securities of the Issuer, either alone or in connection with another person, subject to the waiver of the conditions contained in the Bank Loan and certain of its other indebtedness. Alternatively, Trace Holdings may decide to dispose of all or a portion of such securities (whether now or hereafter held). Such disposition could take the form of the sale of such equity securities on the open market or in privately negotiated transactions, or in connection with an acquisition by a third party of all or substantially all of the equity in the Issuer.

                  (b)  Marshall S. Cogan and the Officers and Directors

                  Mr. Cogan and the officers and directors of the Reporting Persons (the "Officers and Directors") own the Common Stock for investment purposes.

                  Marshall S. Cogan and the Officers and Directors intend continuously to review their investment in the Issuer. In reaching any decision with respect to such investment, Mr. Cogan and the Officers and Directors will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other investment opportunities available to the Reporting Persons and the Officers and Directors and general economic and market conditions. Depending upon the results of their review of such factors, the Mr. Cogan and the Officers and Directors may decide to purchase (on such terms and at such times as they consider desirable) additional equity securities of the Issuer, or dispose of all or a portion of such securities (whether now or hereafter held).

                  With respect to Mr. Cogan, see the responses to 4(a) above.

                  (c)  Trace Holdings Plan

                  The Trace Holdings Plan acquired all 50,000 shares during December 1993 in open market purchases at prices ranging from $16.25 to $16.50.

                  The Trace Holdings Plan provides retirement benefits for the employees of Trace Holdings and its subsidiaries. All benefits under the Trace Holdings Plan, including any purchases of shares of Common Stock, are funded by Trace Holdings and its subsidiaries. Trace Holdings has appointed an investment manager to direct the investment and management of the Trace Holdings Plan's funds but retains the power to dismiss the manager and to terminate the plan.

                  The Trace Holdings Plan, through the direction of the investment manager of Trace Holdings, will continuously review the investment in the Issuer. In reaching any decision with respect to such investment, the investment manager will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other investment opportunities available to the Plan and general economic and market conditions. Depending upon the results of their review of such factors, the investment manager may decide to purchase (on such terms and at such times as they consider desirable) additional equity securities of the Issuer, or such persons may decide to dispose of all or a portion of any such securities of the Issuer (whether now or hereafter held).

                  (d)  General

                  Although the foregoing describes activities and possibilities presently contemplated or under consideration by the Reporting Persons, the intentions of the Reporting Persons may change. Except as set forth above or in any item hereof, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                  (a) and (b) The information in this Item 5(a) and (b) is given as of the date hereof, and is based on 25,014,823 shares of outstanding Common Stock. (1)

                  (i) Trace Foam Sub has direct beneficial ownership of 7,000,247 shares of Common Stock, constituting 28.1% of the outstanding Common Stock. Except as set forth in the Prospectus Sale Borrower's Agreement and Customer Agreement which are filed as Exhibit D and Exhibit E, respectively, to this Schedule 13D and incorporated herein by reference, Trace Foam Sub has the sole power to vote and dispose of the shares of Common Stock owned by it.

                  (ii) On December 24, 1997, Trace Foam distributed all of its shares of Trace Foam Sub to Trace Holdings. Therefore, Trace Foam does not have beneficial ownership of any shares of Common Stock.

                  (iii) Trace Holdings has direct beneficial ownership of 4,474,553 shares of Common Stock, constituting 17.9% of the outstanding Common Stock. With respect to 4,277,574 of shares of Common Stock, except as set forth in certain pledge agreements described in Item 6 hereof, and filed as Exhibits A and B to this Schedule 13D (the "1993 Pledge Agreements"), Trace Holdings has the sole power to vote and dispose of such shares of Common Stock. With respect to the remaining shares of Common Stock directly beneficially owned by Trace Holdings, except for certain restrictions following an event of default under the Bank Loan and the pledge agreement described in Item 6 hereof and filed as Exhibit F and Exhibit G, respectively, to this Schedule 13D and incorporated herein by reference, Trace Holdings has the sole power to vote and dispose of such shares of Common Stock.

                  By virtue of its ownership of all of the outstanding capital stock of Trace Foam Sub, Trace Holdings is deemed to be the beneficial owner (as such term is defined in Rule 13d-3) of all of the Common Stock owned by Trace Foam Sub.

                  By virtue of Trace Holdings' ability to administer, and/or terminate the Trace Holdings Plan, Trace Holdings may be deemed to own beneficially (as such term is defined in Rule 13d-3) the 50,000 shares of Common Stock held by the Trace Holdings Plan.

                  As a result of the foregoing, Trace Holdings may be deemed to own beneficially (as such term is defined in Rule 13d-3) a total of 11,525,000 shares of Common Stock, which represents 46.1% of the outstanding Common Stock. Such ownership figure does not include the shares which Trace Holdings will be required to acquire should John Rallis choose to exercise his Put Option (see
Item 6 hereof).


----------
(1) Pursuant to the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 1998.

                  (iv) As of January 12, 1999, Mr. Cogan has acquired 400,000 shares of Common Stock and has vested options for 269,167 shares of Common Stock with an exercise price of $6.875 and 34,167 shares of Common Stock with an exercise price of $11.125. By virtue of Rule 13d-3, Mr. Cogan may be deemed to be the beneficial owner of 703,334 shares of Common Stock as a result of the 400,000 shares that have been purchased as well as the shares issuable upon exercise of options that have vested. Mr. Cogan's beneficial ownership comprises 2.8% of the outstanding Common Stock of the Issuer.

                  Mr. Cogan is the Chairman of the Board and President of Trace Foam Sub and the Chairman of the Board and Chief Executive Officer of Trace Holdings and owns or has voting control over capital stock of Trace Holdings representing greater than a 50% voting interest. Mr. Cogan, by virtue of his control positions at Trace Foam Sub and Trace Holdings, may be deemed to own beneficially (as the term is defined in Rule 13d-3) the 11,525,000 shares of Common Stock beneficially owned, directly and indirectly, by Trace Foam Sub and Trace Holdings. Mr. Cogan expressly disclaims beneficial ownership of any of the shares of Common Stock owned by Trace Foam Sub and Trace Holdings.

                  (v) Other Officers and Directors of Trace Holdings and Trace Foam Sub beneficially own Common Stock in the amounts listed in the following table. Shares beneficially owned include shares issuable upon exercise of vested options, or options which will vest in the next sixty days, with an exercise price of $6.875.


       Officer or Director                          Number of Shares Owned*
       -------------------                          -----------------------
        Frederick Marcus                                    33,298
        Robert H. Nelson                                     4,257
         Saul S. Sherman                                         0
      Philip N. Smith, Jr.                                  19,125
         Karl H. Winters                                     4,836
         Barry Zimmerman                                    22,569


                  * Includes shares issuable upon exercise of options as follows: Mr. Marcus, 23,298 shares; Mr. Nelson, 4,257 shares; Mr. Smith, 7,028 shares; Mr. Winters, 4,836 shares; and Mr. Zimmerman, 17,569 shares.

                  (c) Attached hereto as Schedule 5(c) is a schedule of transactions in the Common Stock within the past 60 days by the persons named in
Item 5(a) above.

                  (d) Pursuant to the terms of the 1993 Pledge Agreements described in Item 6 hereof, Generale Bank, acting through its branch in New York, New York, and Recticel Foam Corporation are entitled to certain rights with respect to voting, dividends and sale proceeds upon an event of default under the 1993 Pledge Agreements. Pursuant to the terms of the Pledge Agreement described in Item 6 hereof, the Bank is entitled to certain rights with respect to voting, dividends and sale proceeds upon an event of default under the Pledge Agreement.

                  Participants under the Trace Holdings Plan may have the right to receive dividends from, or proceeds from the sale of, the Common Stock held by the Trace Holdings Plan. In addition, the investment manager under the Trace Holdings Plan or Trace Holdings, by virtue of its ability to administer the plan, may have the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock held by the Trace Holdings Plan.

                  See Item 6 hereof for a discussion of the Asset Appreciation Agreement.

                  (e) On December 24, 1997, Trace Foam Company, Inc. ceased to be the beneficial owner of any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Pursuant to the terms of a pledge agreement, dated December 14, 1993, between Trace Holdings and Generale Bank, acting through its branch in New York, New York ("GBNY"), Trace Holdings pledged 1,592,671 shares of Common Stock, representing approximately 6.4% of the Common Stock outstanding, to GBNY to secure certain obligations of Trace Holdings to GBNY. Pursuant to the terms of a pledge agreement, dated December 14, 1993, between Trace Holdings and Recticel Foam Corporation, Trace Holdings pledged 2,684,903 shares of Common Stock, representing approximately 10.8% of the Common Stock outstanding, to Recticel Foam Corporation to secure certain obligations of Trace Holdings to Recticel Foam Corporation. The two pledge agreements are referred to herein together as the "1993 Pledge Agreements."

                  The 1993 Pledge Agreements provide that so long as there is no event of default with regard to the obligations of Trace Holdings to GBNY or Recticel Foam Corporation, as the case may be, under the 1993 Pledge Agreements, Trace Holdings is generally entitled to exercise all voting rights allocated to the pledged shares of Common Stock, provided that such action will not have a material adverse effect on the value of such shares of Common Stock.

                  The 1993 Pledge Agreements further provide that so long as there is no such event of default, Trace Holdings is generally entitled to receive all dividends paid in respect to the pledged shares of Common Stock, subject to certain exceptions including (i) dividends paid in other than cash,
(ii) dividends paid in connection with a liquidation, dissolution or reduction of capital, and (iii) cash paid in respect of principal of, or in redemption of or in exchange for, the pledged shares. Any such payments become pledged under the 1993 Pledge Agreements.

                  The preceding summary of the 1993 Pledge Agreements is qualified in its entirety by reference to such agreements, copies of which are filed as Exhibit A and Exhibit B hereto and incorporated herein by reference.

                  Pursuant to a Prospectus Sale Borrower's Agreement, dated February 21, 1995 (effective March 1, 1995 with respect to 5,400,000 shares of Common Stock), between Trace Foam Sub and DLJ (the "Borrower's Agreement"), Trace Foam Sub pledged the 7,000,247 shares (the "Pledged Shares") of Common Stock to DLJ to secure any margin credit extended to it by DLJ. The Borrower's Agreement will remain in effect until (i) terminated by DLJ or (ii) terminated by Trace Foam Sub with the consent of DLJ. During the term of the Agreement, Trace Foam Sub may not sell, transfer, pledge or otherwise encumber the Pledged Shares without the prior written consent of DLJ; provided, however, such requirement will not apply to sales of the Pledged Shares through DLJ. In the event that, at any time while a margin loan remains outstanding, should the Registration Statement covering the Pledged Shares cease to be effective, DLJ will have the right to immediately demand payment in full of all amounts outstanding under the margin loan.

                  The terms of the Borrowers Agreement are in addition to all the terms and conditions of the Customer Agreement, dated February 21, 1995 (the "Customer Agreement"), between Trace Foam Sub and DLJ. Copies of the Borrowers Agreement and the Customer Agreement are filed as Exhibit D and Exhibit E hereto and are incorporated herein by reference.

                  Pursuant to the terms of the pledge agreement, dated August 15, 1997, between Trace Holdings and the Bank, as amended (the "Pledge Agreement"), Trace Holdings pledged to the Bank all shares of Common Stock and UAG Stock, following the occurrence of the UAG Pledge Event, to be purchased with the proceeds of the Bank Loan. The Pledge Agreement provides that so long as there is no event of default with regard to the obligations of Trace Holdings to the Bank, Trace Holdings is generally entitled to exercise all voting rights allocated to the Pledged Shares, provided that no such exercise of voting rights shall impair the value of the Pledged Shares or violate any provision of the Margin Loan Agreement or accompanying loan documents. The Pledge Agreement further provides that so long as there is no such event of default or potential event of default relating to voluntary bankruptcy, involuntary bankruptcy or the appointment of a receiver, Trace Holdings is generally entitled to receive all dividends paid in respect of the Pledged Shares, subject to certain exceptions including (i) dividends paid in other than cash and (ii) dividends paid in connection with a liquidation. Any such payments become pledged under the Pledge Agreement. The preceding summary of the Pledge Agreement is qualified in its entirety by reference to such agreement, as amended, which agreement and amendment are filed as Exhibit G hereto and incorporated herein by reference and Exhibit O hereto, respectively.

                  Trace Holdings has entered into an Asset Appreciation Agreement (the "Asset Agreement"), dated August 15, 1997, with the Bank in order to provide the Bank with additional interest in connection with certain loans to Trace Holdings. The Asset Agreement provides that on June 30, 2004, Trace Holdings shall make an additional interest payment to the Bank in an amount equal to 28% of the appreciation of certain assets, including any Common Stock and UAG Stock held by Trace and its subsidiaries, over certain agreed upon base prices. The base price for the shares of Common Stock and UAG Stock owned as of the date of the Asset Agreement is $11.875 and $15.00, respectively, and the base price for subsequently acquired shares of Common Stock and UAG Stock is the acquisition cost. Upon a sale of Common Stock or UAG Stock prior to June 30, 2004, Trace Holdings is required make an additional interest payment equal to the lesser of (i) 28% of the appreciation of the assets subject to the Asset Agreement, or (ii) 28% of the appreciation of the Common Stock or UAG Stock sold. Trace Holdings is also obligated to make payments in connection with voluntary prepayments of the underlying loan from the Bank, based on the appreciation of the Common Stock and UAG Stock, and upon the receipt of extraordinary distributions of cash or assets, equal to 28% of such distributions.

                  In connection with the Issuer's acquisition of Great Western, Trace Holdings entered into a put option agreement (the "Put Option") with John Rallis, a former President of the Issuer and the former owner of Great Western Foam Products Corporation. Pursuant to the Put Option, Mr. Rallis has the right and option to sell to Trace Holdings 308,813 shares of Common Stock for approximately $7.5 million, or $24.29 per share, at any time during the period commencing May 6, 1998, which expiration date was initially extended to November 6, 1998. On November 6, 1998, Mr. Rallis exercised the Put Option, which Trace Holdings was unable to satisfy; subsequently, Mr. Rallis agreed to rescind the exercise of the Put Option in exchange for the extension of the expiration date of the Put Option to March 31, 1999. A copy of the letter agreement between Trace Holdings and Mr. Rallis, dated November 6, 1998, extending the exercise date of the Put Option is filed as Exhibit K hereto and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

EXHIBIT A                  Pledge Agreement, dated as of December 14, 1993,
                           made by '21' International Holdings, Inc. to Generale
                           Bank, acting through its branch office located in New
                           York, New York (filed as Exhibit B to the initial filing of the Schedule 13D and incorporated herein by reference).

EXHIBIT B                  Pledge Agreement, dated as of December 14, 1993,
                           made by '21' International Holdings, Inc. to Recticel
                           Foam Corporation (filed as Exhibit C to the initial filing of the Schedule 13D and incorporated herein by reference).

EXHIBIT C                  Intentionally omitted.

EXHIBIT D                  Prospectus Sale Borrower's Agreement, dated as of
                           February 21, 1995, between '21' Foam Sub, Inc. and
                           Donaldson, Lufkin & Jenrette Securities Corporation
                           (filed as Exhibit F to Amendment No. 2 to the
                           Schedule 13D and incorporated herein by reference).

EXHIBIT E                  Customer Agreement, dated as of February 21, 1995,
                           executed by '21' Foam Sub, Inc. (filed as Exhibit G to Amendment No. 2 to the Schedule 13D and incorporated herein by reference).

EXHIBIT F                  Margin Loan Credit Agreement, dated as of August 15,
                           1997 by and between Trace International Holdings,
                           Inc. and the Bank (filed as Exhibit I to Amendment
                           No. 4 to the Schedule 13D and incorporated herein by reference).

EXHIBIT G                  Pledge Agreement, dated as of August 15, 1997 by and
                           between Trace International Holdings, Inc. and the
                           Bank (filed as Exhibit J to Amendment No. 4 to the
                           Schedule 13D and incorporated herein by reference).

EXHIBIT H                  Security Agreement, dated as of August 15, 1997 by
                           and between Trace Foam Company, Inc. and the Bank
                           (filed as Exhibit K to Amendment No. 4 to the
                           Schedule 13D and incorporated herein by reference).

EXHIBIT I Amended and Restated Joint Filing Agreement and Power of Attorney (filed as Exhibit M to Amendment No.
                           6 to the Schedule 13D and incorporated herein by reference).

EXHIBIT J                  Amended and Restated Put Option Agreement by and
                           between John Rallis and '21' International Holdings,
                           Inc., dated as of December 14, 1993 (filed as Exhibit
                           S to Amendment No. 11 to the Schedule 13D and incorporated herein by reference).

EXHIBIT K                  Letter Agreement between Trace International
                           Holdings, Inc. and John Rallis, dated November 6,
                           1998 (filed as Exhibit T to Amendment No. 12 to the Schedule 13D and incorporated herein by reference).

EXHIBIT L                  Letter Agreement between Trace International
                           Holdings, Inc. and John Rallis, dated September 30,
                           1998 (filed as Exhibit U to Amendment No. 12 to the Schedule 13D and incorporated herein by reference).

EXHIBIT M                  Letter Agreement between Trace International
                           Holdings, Inc. and John Rallis, dated July 21, 1998
                           (filed as Exhibit V to Amendment No. 12 to the Schedule 13D and incorporated herein by reference).

EXHIBIT N                  Notice of Termination, dated January 8, 1999.

EXHIBIT O                  Amendment No. 5, dated as of December 30, 1998, to
                           Second Amended and Restated Credit Agreement, dated as of December 24, 1997, and Amendment No. 1 to
                           Pledge Agreement, dated as of August 15, 1997, between Trace International Holdings, Inc., and the
                           Bank.

EXHIBIT P                  Amendment No. 1, dated as of December 24, 1997, to
                           Margin Loan Credit Agreement, dated as of August 15,
                           1997 by and between Trace International Holdings,
                           Inc. and the Bank.

EXHIBIT Q                  Amendment No. 2, dated as of January 15, 1998, to
                           Margin Loan Credit Agreement, dated as of August 15,
                           1997 by and between Trace International Holdings,
                           Inc. and the Bank.

EXHIBIT R                  Amendment No. 3, dated as of February 17, 1998, to
                           Margin Loan Credit Agreement, dated as of August 15,
                           1997 by and between Trace International Holdings,
                           Inc. and the Bank.

EXHIBIT S                  Amendment No. 4, dated as of February 27, 1998, to
                           Margin Loan Credit Agreement, dated as of August 15,
                           1997 by and between Trace International Holdings,
                           Inc. and the Bank.

EXHIBIT T                  Amendment No. 5, dated as of June 30, 1998, to Margin
                           Loan Credit Agreement, dated as of August 15, 1997 by and between Trace International Holdings, Inc. and the Bank.

EXHIBIT U                  Amendment No. 6, dated as of December 30, 1998, to
                           Margin Loan Credit Agreement, dated as of August 15,
                           1997 by and between Trace International Holdings,
                           Inc. and the Bank.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        TRACE INTERNATIONAL HOLDINGS, INC.

                                        By: /s/ Marshall S. Cogan
                                        -------------------------
                                        Name:   Marshall S. Cogan
                                        Title:  Chairman of the Board
                                                and Chief Executive Officer

Date: January 13, 1999

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    TRACE FOAM SUB, INC.

                                    By: /s/ Marshall S. Cogan
                                    -------------------------
                                    Name:   Marshall S. Cogan
                                    Title:  Chairman of the Board and President
Date: January 13, 1999

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     /s/ Marshall S. Cogan
                                                     ---------------------
                                                     Marshall S. Cogan

Date: January 13, 1999

                                  EXHIBIT INDEX



Exhibit Number                                    Title
--------------                                    -----

99.1                       Exhibit N - Notice of Termination, dated January 8,
                           1999.


99.2                       Exhibit O - Amendment No. 5, dated as of December 30,
                           1998, to Second Amended and Restated Credit
                           Agreement, dated as of December 24, 1997, and Amendment No. 1 to Pledge Agreement, dated as of
                           August 15, 1997, between Trace International
                           Holdings, Inc., and the Bank.


99.3                       Exhibit P - Amendment No. 1, dated as of December 24,
                           1997, to Margin Loan Credit Agreement, dated as of
                           August 15, 1997 by and between Trace International
                           Holdings, Inc. and the Bank.


99.4                       Exhibit Q - Amendment No. 2, dated as of January 15,
                           1998, to Margin Loan Credit Agreement, dated as of
                           August 15, 1997 by and between Trace International
                           Holdings, Inc. and the Bank.


99.5                       Exhibit R - Amendment No. 3, dated as of February 17,
                           1998, to Margin Loan Credit Agreement, dated as of
                           August 15, 1997 by and between Trace International
                           Holdings, Inc. and the Bank.


99.6                       Exhibit S - Amendment No. 4, dated as of February 27,
                           1998, to Margin Loan Credit Agreement, dated as of
                           August 15, 1997 by and between Trace International
                           Holdings, Inc. and the Bank.


99.7                       Exhibit T - Amendment No. 5, dated as of June 30,
                           1998, to Margin Loan Credit Agreement, dated as of
                           August 15, 1997 by and between Trace International
                           Holdings, Inc. and the Bank.


99.8                       Exhibit Q - Amendment No. 6, dated as of December 30,
                           1998, to Margin Loan Credit Agreement, dated as of
                           August 15, 1997 by and between Trace International
                           Holdings, Inc. and the Bank.

                                  SCHEDULE 5(c)

                           SCHEDULE OF TRANSACTIONS IN
                        COMMON STOCK IN THE PAST 60 DAYS


TRACE INTERNATIONAL HOLDINGS, INC.

None.


TRACE FOAM SUB, INC.

None.


OFFICERS AND DIRECTORS

None.

                                   SCHEDULE I

     Executive Officers and Directors of Trace International Holdings, Inc.

Unless otherwise indicated, the business address of each individual listed below is 375 Park Avenue, 11th Floor, New York, New York 10152. All of the following persons are U.S. citizens.


Directors                               Class of Director               Principal Employment and Employer
---------                               -----------------               ---------------------------------
Saul S. Sherman                         Class A                         Unitcrane & Shovel Corp.
Unitcrane & Shovel Corp.
676 N. Michigan Avenue
Suite 2920
Chicago, IL  60611

Marshall S. Cogan                       Class B                         Trace International Holdings, Inc. and
                                                                        United Auto Group, Inc.

Robert H. Nelson                        Class B                         Trace International Holdings, Inc. and
                                                                        United Auto Group, Inc.

Frederick Marcus                        Class B                         Trace International Holdings, Inc.




Executive Officers            Office Held at Trace International Holdings, Inc.       Principal Employment and Employer
------------------            -------------------------------------------------       ---------------------------------

Marshall S. Cogan             Chairman of the Board and Chief Executive Officer       Trace International Holdings, Inc. and
                                                                                      United Auto Group, Inc.
Saul S. Sherman               Vice Chairman of the Board                              Unitcrane & Shovel Corp.
Frederick Marcus              Vice Chairman and Senior Managing Director              Trace International Holdings, Inc.
Robert H. Nelson              Senior Vice President, Chief Operating Officer and      Trace International Holdings, Inc. and
                              Chief Financial Officer                                 United Auto Group, Inc.
Barry Zimmerman               Senior Vice President and Managing Director             Foamex International Inc.
Philip N. Smith, Jr.          Senior Vice President and General Counsel               United Auto Group, Inc. and
                                                                                      Foamex International Inc.
Karl H. Winters               Vice President-Finance and Controller                   Trace International Holdings, Inc. and
                                                                                      United Auto Group, Inc.

                                   SCHEDULE II

            Executive Officers and Directors of Trace Foam Sub, Inc.



Unless otherwise indicated, the business address of each individual listed below is 375 Park Avenue, 11th Floor, New York, New York 10152. All of the following persons are U.S. citizens.

Directors                             Principal Employment and Employer
---------                             ---------------------------------

Marshall S. Cogan                     Trace International Holdings, Inc. and
                                      United Auto Group, Inc.
Robert H. Nelson                      Trace International Holdings, Inc. and
                                      United Auto Group, Inc.



Executive Officers                    Office Held at Trace Foam Sub, Inc.         Principal Employment and Employer
------------------                    -----------------------------------         ---------------------------------

Marshall S. Cogan                     Chairman of the Board and President         Trace International Holdings, Inc. and
                                                                                  United Auto Group, Inc.
Robert H. Nelson                      Vice President and Treasurer                Trace International Holdings, Inc. and
                                                                                  United Auto Group, Inc.
Philip N. Smith, Jr.                  Vice President                              Foamex International Inc. and
                                                                                  United Auto Group, Inc.